UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of September 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing "Director Shareholding"



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

PEARSON PLC



2. Name of director

DAVID CHARLES MAURICE BELL



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP



7. Number of shares / amount of stock acquired


621


8. Percentage of issued class


0.00008%


9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A


11. Class of security

25P ORDINARY SHARES



12. Price per share


587.3p



13. Date of transaction

26/09/2003


14. Date company informed

26/09/2003


15. Total holding following this notification


56,492


16. Total percentage holding of issued class following this notification


0.00704%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

OPERATION OF EVERGREEN MANDATE


24. Name of contact and telephone number for queries

JENNIFER MURPHY - 020 7010 2256



25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY



Date of Notification

29TH SEPTEMBER 2003




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

PEARSON PLC



2. Name of director

LORD BURNS



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP



7. Number of shares / amount of stock acquired


5


8. Percentage of issued class


0.000001%


9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A


11. Class of security

25P ORDINARY SHARES



12. Price per share


587.3p



13. Date of transaction

26/09/2003


14. Date company informed

26/09/2003


15. Total holding following this notification


2,546


16. Total percentage holding of issued class following this notification


0.00032%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

OPERATION OF EVERGREEN MANDATE


24. Name of contact and telephone number for queries

JENNIFER MURPHY - 020 7010 2256



25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY



Date of Notification

29TH SEPTEMBER 2003



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

PEARSON PLC



2. Name of director

JOHN MAKINSON



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP



7. Number of shares / amount of stock acquired


531


8. Percentage of issued class


0.00007%


9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A


11. Class of security

25P ORDINARY SHARES



12. Price per share


587.3p



13. Date of transaction

26/09/2003


14. Date company informed

26/09/2003


15. Total holding following this notification


39,214


16. Total percentage holding of issued class following this notification


0.00489%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

OPERATION OF EVERGREEN MANDATE


24. Name of contact and telephone number for queries

JENNIFER MURPHY - 020 7010 2256



25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY



Date of Notification

29TH SEPTEMBER 2003



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

PEARSON PLC



2. Name of director

MARJORIE SCARDINO



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS IN 2) ABOVE



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP



7. Number of shares / amount of stock acquired


1,402


8. Percentage of issued class


0.000017%


9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A


11. Class of security

25P ORDINARY SHARES



12. Price per share


587.3p



13. Date of transaction

26/09/2003


14. Date company informed

26/09/2003


15. Total holding following this notification


92,143


16. Total percentage holding of issued class following this notification


0.01148%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

OPERATION OF EVERGREEN MANDATE


24. Name of contact and telephone number for queries

JENNIFER MURPHY - 020 7010 2256



25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY



Date of Notification

29TH SEPTEMBER 2003



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

PEARSON PLC



2. Name of director

LORD STEVENSON



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR'S OWN HOLDING



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

LORD STEVENSON OF CODDENHAM                  1,374

CLOACA MAXIMA                                  174

LORD HENRY DENNISTOUN STEVENSON A/C WBJS         2



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

NO


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

REINVESTMENT OF DIVIDEND UNDER COMPANY'S DRIP



7. Number of shares / amount of stock acquired


1,550


8. Percentage of issued class


0.00019%


9. Number of shares/amount of stock disposed

N/A



10. Percentage of issued class

N/A


11. Class of security

25P ORDINARY SHARES



12. Price per share


587.3p



13. Date of transaction

26/09/2003


14. Date company informed

26/09/2003


15. Total holding following this notification


163,392


16. Total percentage holding of issued class following this notification


0.02036%


If a director has been granted options by the company please complete the following boxes.


17. Date of grant

N/A


18. Period during which or date on which exercisable

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved: class, number

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22. Total number of shares or debentures over which options held following this notification

N/A


23. Any additional information

OPERATION OF EVERGREEN MANDATE


24. Name of contact and telephone number for queries

JENNIFER MURPHY - 020 7010 2256



25. Name and signature of authorised company official responsible for making this notification

STEPHEN JONES, DEPUTY SECRETARY



Date of Notification

29TH SEPTEMBER 2003


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 29 September 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary